August 22, 1996



                            LETTER OF INTENT
                            ----------------



Touch Tone America
4110 North Scottsdale Road
Suite 170
Scottsdale, AZ 85251

RE:  MERGER OF ARCADA COMMUNICATIONS, INC. AND TOUCH TONE AMERICA, INC.
     -----------------------------------------------------------------

Dear Sirs:

     This letter of intent will confirm the serious intent of Arcada Communications, Inc., a Washington corporation, or one or more of its affiliates ("Arcada"), to merge with and into or otherwise effect a share exchange or similar arrangement with Touch Tone America, Inc., an Arizona corporation ("TTA"), and TTA's serious intent to merge with and into or otherwise effect a share exchange or similar arrangement with Arcada. Following the merger of Arcada and TTA, all of the issued and outstanding shares of capital stock of Arcada shall be canceled and Arcada shall receive, upon consummation of the merger, (i) a Promissory Note in the amount of $1,500,000, payable by TTA to Arcada, and (ii) 12,500,000 shares of the capital stock of TTA, which shares shall represent approximately 64% of TTA on a fully diluted basis. The 12,500,000 shares of common stock acquired by Arcada shall not be subject to any lock-up provisions and shall have all customary registration rights and privileges and shall be registered simultaneously with the consummation of the transactions contemplated herein.

     In addition to acquiring 12,500,000 shares of TTA stock, representing approximately 64% of the total issued and outstanding shares of capital stock and other securities of TTA on a fully diluted basis, (full dilution assumes the exercise of all issued

_________________________________________________________________________
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Touch Tone America
August 22, 1996
Page 2


and outstanding rights, options, warrants and other securities), Arcada shall also acquire management control of TTA, and control of the board of directors of TTA.

     Further, upon consummation of the merger, TTA (i) shall retain the name of Touch Tone America, Inc., (ii) will have approximately $2.0 million cash in its bank account, (iii) shall continue to be the sole owner of its internet subsidiary "GetNet International", (iv) shall have no preferred, convertible or other related securities issued and outstanding and, (v) shall have no more than (x) 3,314,300 shares of common stock, (y) 3,367,400 warrants, rights and options (this includes 1,725,000 redeemable common stock purchase warrants (the "Warrants") that shall not be either "called" or redeemed by TTA during the forty-five (45) day period referenced herein and required to complete the transactions contemplated herein), and (z) 200,000 additional shares of TTA common stock reserved for issuance by the Board of Directors and/or Management of TTA, or any other securities, issued and outstanding.

     As part of the acquisition transaction, TTA will enter into employment agreements with Arcada's management, on terms to be agreed to by the parties, pursuant to which Arcada's management would act as management of TTA.

     You understand and agree that consummation of the above-described transaction is subject to the following conditions:

     1. Approval of the transaction by the board of directors and shareholders, as the case may be, of Arcada and TTA;

     2. Confirmation that (i) 3,314,300 shares of capital stock are issued and outstanding as of the closing dated, (ii) 3,367,400 rights, options and warrants are issued and outstanding and (iii) 200,000 additional shares of TTA common stock are reserved for issuance and for purposes of this transaction shall be deemed to be issued and outstanding. No other securities shall be issued, outstanding, allocated or otherwise reserved for issuance, as of the closing date;

     3. The preparation, negotiation, execution and delivery of a definitive merger agreement satisfactory to TTA and Arcada, which merger agreement will contain representations, conditions, covenants and agreements customary for transaction of the type described herein and will provide for the obtaining of all requisite corporate and other consents and approvals, including any consents, if necessary, under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended;

________________________________________________________________________
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Touch Tone America
August 22, 1996
Page 3


     4. The satisfactory completion of a review and investigation by Arcada and TTA, as the case may be, and respective counsel and agents for Arcada and TTA, of the business, assets, financial condition and prospects of Arcada and TTA, as the case may be; and

     5. The form of merger and the documentation and agreements entered into in connection with the merger agreement contemplated hereunder being in form and substance satisfactory to TTA and Arcada.

     This letter of intent shall expire, if not otherwise executed, on or by Thursday, August 22, 1996, 12:00 noon PDT.

     For a period of forty-five (45) days following the date of this letter of intent Arcada and TTA hereby agree not to solicit or entertain any offer from, or enter into any negotiations with, or provide any information to, any third party relating to any sale, merger, share exchange or other transaction inconsistent with this letter of intent. It is the intent of the parties that, during this forty-five (45) day period, the parties will engage in their preliminary due diligence relating to the proposed acquisition transaction and negotiate and sign definitive acquisition documents. Further, none of the Warrants may be either redeemed or "called" during this forty-five (45) day period. Arcada and TTA agree to conduct such due diligence and negotiate toward consummation of an acquisition transaction in good faith. The signing and contents of the letter of intent shall remain strictly confidential; PROVIDED HOWEVER, that TTA may, if necessitated by applicable state and Federal securities laws, publicly announce the signing and contents of this letter of intent; PROVIDED FURTHER, that any public announcement of the signing and contents of this letter of intent shall be reviewed, agreed upon and approved by both TTA and Arcada prior to any distribution.

     Except as otherwise set forth above, the parties agree to keep this letter of intent and the proposal contained herein confidential until the consummation of the transactions contemplated by this letter of intent or the expiration of the forty-five (45) day period referred to in the paragraph immediately above.

     It is understood that Arcada's and TTA's legal obligations with respect to consummating the merger transaction shall flow solely and exclusively from the definitive documentation contemplated by this letter of intent. Arcada and TTA agree to proceed promptly in the preparation of such documentation.

______________________________________________________________________
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Touch Tone America
August 22, 1996
Page 4


     All due diligence, accounting, and legal costs and expenses incurred in connection with the transactions contemplated herein shall be borne independently by the party incurring said costs and expenses.

     This letter of intent may be executed in counterpart and shall be governed by the laws of the State of Washington.

     If the foregoing correctly sets forth our understanding with respect to the subject matter hereof, please sign and return to Arcada a copy of this letter of intent indicating your agreement.

                              Very truly yours,

                              ARCADA COMMUNICATIONS, INC.



                              By /s/ FRANK BONADIO
                                 --------------------------------
                                  Frank Bonadio, President


Accepted and agreed to as of
August 22, 1996

TOUCH TONE AMERICA, INC.



By /s/ MICHAEL J. CANNEY
 --------------------------------
 Name:  Michael J. Canney
 Title: President and CEO